SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. )

GOPRO, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

38268T103

(CUSIP Number of Class of Securities)

August 1, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 38268T103	Page 2 of 7

1)	Name Of Reporting Person

Prentice Capital Management, LP
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization:

Delaware

NUMBER OF	5)	Sole Voting Power:
SHARES
BENEFICIALLY		0
OWNED	6)	Shared Voting Power
BY EACH
REPORTING		7,922,010
PERSON WITH	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		7,922,010

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:

7,922,010
10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):

6.51%*
12)	Type of Reporting Person (See Instructions)

PN

*Beneficial ownership percentage is based upon 121,715,128 shares of Class A Common Stock, $0.0001 par value per share, of GoPro, Inc., a Delaware corporation (the “Company”), issued and outstanding as of April 30, 2019, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

CUSIP NO. 38268T103	Page 3 of 7

1)	Name of Reporting Person (entities only)

Michael Zimmerman
2)	Check the Appropriate Box If a Member of a Group (See Instructions)
(a)
(b) ☒

3)	SEC USE ONLY

4)	Citizenship or Place of Organization:

United States

NUMBER OF	5)	Sole Voting Power:
SHARES
BENEFICIALLY		0
OWNED	6)	Shared Voting Power
BY EACH
REPORTING		7,922,010
PERSON WITH	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		7,922,010

9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,922,010
10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):

6.51%*
12)	Type of Reporting Person (See Instructions)

IN

*Beneficial ownership percentage is based upon 121,715,128 shares of Class A Common Stock, $0.0001 par value per share, of the Company issued and outstanding as of April 30, 2019, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

ITEM 1(a). Name of Issuer:

GoPro, Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

3000 Clearview Way

San Mateo, California 94402

ITEM 2(a). Names of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the shares (the “Shares”) of Class A Common Stock of the Company reported in this Schedule 13G (the “Schedule 13G”).

(ii)	Michael Zimmerman who is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of the investment fund and managed accounts that own the Shares reported in this Schedule 13G.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Persons is 100 West Putnam Avenue-Slagle House, Greenwich, CT 06830.

ITEM 2(c). Citizenship:

Prentice Capital Management is organized under the laws of the State of Delaware. Mr. Zimmerman is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

ITEM 2(e). CUSIP Number: 38268T103

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

Prentice Capital Management serves as investment manager to an investment fund and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. Michael Zimmerman is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of the investment fund and managed accounts that own the Shares reported in this Schedule 13G. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts managed by Prentice Capital Management and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares reported in this Schedule 13G, except to the extent of his or its pecuniary interest.

(a)	Amount Beneficially Owned: 7,922,010 Shares

(b)	Percent of class: 6.51%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,922,010 Shares

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 7,922,010 Shares

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

See Item 4

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2019

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

/s/ Michael Zimmerman
Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)